UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

REVANCE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

REBA MERGER SUB, INC.

(Offeror)

a wholly-owned subsidiary of

CROWN LABORATORIES, INC.

(Parent of Offeror)

CROWN HOLDINGS INTERCO LLC

(Other)

CROWN LABORATORIES HOLDINGS, INC.

(Other)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Shellie Hammock

Executive Vice President and General Counsel

Crown Laboratories, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Telephone: (423) 926-4413

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Pippa Bond, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200	Julia Danforth Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 12, 2024 (as amended and/or supplemented from time to time, the “Schedule TO”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Revance Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.10 per Share, net to the stockholder in cash without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2024 (as amended and/or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and/or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as set forth in this Amendment, the information set forth in the Schedule TO and the exhibits thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

Each of (i) the Offer to Purchase, (ii) Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, (iii) the Letter of Transmittal, (iv) the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached to the Schedule TO as Exhibit (a)(1)(C), and (v) the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached to the Schedule TO as Exhibit (a)(1)(D), are hereby amended and supplemented as follows:

(a)	all references to “one minute past 11:59 p.m., Eastern Time, on January 28, 2025” are replaced with “one minute past 11:59 p.m., Eastern Time, on February 4, 2025”.

(b)

the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by amending and restating the paragraph across from “Price Offered Per Share” as follows:

“Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal: $3.65, net to the stockholder in cash, without interest and less any required tax withholding. On January 21, 2025, Crown announced that the Offer was amended to increase the Offer Price to be paid in the Offer. The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, increased from $3.10 per Share, net to the stockholder in cash, without interest and less any required tax withholding to $3.65 per Share, net to the stockholder in cash, without interest and less any required tax withholding. The full text of the press release announcing the increase in the Offer Price to be paid in the Offer is attached hereto as Exhibit (a)(5)(N) and is incorporated herein by reference.”

(c)

all descriptions and references in respect of the Offer Price in the Offer to Purchase, Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, Letter of Transmittal, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are hereby amended to reflect an increase in the Offer Price from “$3.10 per Share, net to the stockholder in cash, without interest and less any required tax withholding” to “$3.65 per Share, net to the stockholder in cash, without interest and less any required tax withholding.” Accordingly, all references to the Offer Price of “$3.10 per Share” in the Offer are hereby amended and replaced with “$3.65 per Share.”

(d)

the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by adding the following immediately after the paragraph under “How do I tender my Shares?”:

“If I tendered my Shares before the Offer Price was increased to $3.65 per Share, do I have to do anything now?

No. Stockholders do not have to take any action regarding any Shares previously tendered and not properly withdrawn pursuant to the Offer. Such Shares constitute valid tenders for purposes of the Offer. If the Offer is completed, these Shares will be accepted for payment by Merger Sub pursuant to the terms of the Offer and such stockholders will receive the same increased Offer Price as all other tendering stockholders of Revance. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

(e)

the first bullet paragraph in the response to the question “Does Merger Sub have the financial resources to pay for all of the Shares that it is offering to purchase pursuant to the Offer?” set forth in the Summary Term Sheet on page 3 of the Offer to Purchase is amended and restated in its entirety to read as follows:

•

“Yes. We estimate that we will need approximately $730 million in cash to (i) purchase all of the Shares pursuant to the Offer and to complete the Merger; (ii) pay all amounts in connection with the refinancing or repayment of any outstanding indebtedness of Revance required to be paid at the closing of the Merger; and (iii) pay all fees and expenses required to be paid at the closing of the Merger by Crown or the Merger Sub in connection with the transactions contemplated by the A&R Merger Agreement required to be paid at the closing of the Merger. The Guarantors (as defined below) have provided Crown with an Equity Commitment Letter (as defined below), pursuant to which, among other things, the Guarantors have agreed to contribute to Crown up to an aggregate of approximately $460 million to purchase equity or debt securities of Crown, subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letter. Crown and Crown Holdings (as defined below) delivered to Revance a Debt Commitment Letter (as defined below), pursuant to which, among other things, certain lenders committed to provide Crown with the Debt Financing (as defined below) in the amounts specified therein, and subject to the terms and conditions therein, for the purpose of financing the Offer and the Merger and the other transactions contemplated by the A&R Merger Agreement. Crown will contribute or otherwise advance to Merger Sub proceeds from the Guarantors’ equity or debt investment and the Debt Financing, which, taken together with Crown’s cash on hand, we anticipate will be sufficient to (i) purchase all of the Shares pursuant to the Offer and to complete the Merger; (ii) pay all amounts in connection with the refinancing or repayment of any outstanding indebtedness of Revance required to be paid at the closing of the Merger; and (iii) pay all fees and expenses required to be paid at the closing of the Merger by Crown or the Merger Sub in connection with the transactions contemplated by the A&R Merger Agreement required to be paid at the closing of the Merger. See Section 9—‘Source and Amount of Funds.’”

(f)

the response to the question “What is the market value of my Shares as of a recent date?” set forth in the Summary Term Sheet on page 10 of the Offer to Purchase is amended and restated in its entirety to read as follows:

•

“On December 6, 2024, the last full day of trading before the public announcement of the execution of the A&R Merger Agreement, the reported closing price of the Shares on Nasdaq was $3.82 per Share. On December 11, 2024, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $3.04 per Share. On January 16, 2025, the last full day of trading prior to public announcement of our amended offer, the reported closing price of the Shares on Nasdaq was $3.27 per Share. On January 17, 2025, the last full day of trading prior to public announcement of the acceptance of our amended offer, the reported closing price of the Shares on Nasdaq was $3.68 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6 — ‘Price Range of Shares; Dividends on the Shares.’”

(g)	the information set forth in table in Section 6—“Price Range of Shares; Dividends on the Shares” on page 23 of the Offer to Purchase is amended and restated in its entirety to read as follows:

	High	Low
2025
First Quarter (through January 17, 2025)	$3.06	$3.68
2024
Fourth Quarter	$5.92	$3.025
Third Quarter	$6.65	$2.39
Second Quarter	$4.99	$2.30
First Quarter	$9.75	$4.57
2023
Fourth Quarter	$11.49	$5.72
Third Quarter	$25.33	$11.10
Second Quarter	$37.98	$24.61
First Quarter	$36.61	$18.11
2022
Fourth Quarter	$30.95	$17.97
Third Quarter	$29.51	$13.70
Second Quarter	$20.74	$11.27
First Quarter	$20.63	$11.65
2021
Fourth Quarter	$28.28	$12.34
Third Quarter	$33.83	$25.45
Second Quarter	$32.18	$26.30
First Quarter	$30.45	$23.92

(h)

the information set forth in second paragraph in Section 6—“Price Range of Shares; Dividends on the Shares” on page 23 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“On December 6, 2024, the last full day of trading before the public announcement of the execution of the A&R Merger Agreement, the reported closing price of the Shares on Nasdaq was $3.82 per Share. On December 11, 2024, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $3.04 per Share. On January 16, 2025, the last full day of trading prior to public announcement of our amended offer, the reported closing price of the Shares on Nasdaq was $3.27 per Share. On January 17, 2025, the last full day of trading prior to public announcement of the acceptance of our amended offer, the reported closing price of the Shares on Nasdaq was $3.68 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.”

(i)

the information set forth in the second sentence of the first paragraph in Section 9—“Source and Amount of Funds” on page 25 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“We estimate that we will need approximately $730 million in cash to (i) purchase all of the Shares pursuant to the Offer and to complete the Merger; (ii) pay all amounts in connection with the refinancing or repayment of any outstanding indebtedness of Revance required to be paid at the closing of the Merger; and (iii) pay all fees and expenses required to be paid at the closing of the Merger by Crown or the Merger Sub in connection with the transactions contemplated by the A&R Merger Agreement required to be paid at the closing of the Merger.”

(j)

the information set forth in the second sentence of the second paragraph in Section 9—“Source and Amount of Funds” on page 25 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“In connection with the financing of the Offer and the Merger, Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP and Hildred Equity Capital Partners III-B, LP (collectively, the “Guarantors”) and Crown have entered into a second amended and restated equity commitment letter, dated as of January 17, 2025 (which amends, restates and supersedes the amended and restated equity commitment letter entered into on December 7, 2024 by Crown, Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP and Hildred Equity Partners III-A, LP) (the “Equity Commitment Letter”), pursuant to which the Guarantors have agreed to provide Crown with an equity and/or debt commitment of up to approximately $460 million in cash (the “Commitment”), subject to the terms and satisfaction of certain customary conditions set forth therein, including (i) the satisfaction or waiver by Crown of each of the conditions to Crown’s and Merger Sub’s obligations to consummate the Transactions under Annex I of the A&R Merger Agreement as of the expiration of the Offer and with respect to the Merger set forth in Section 9.1 of the A&R Merger Agreement (in each case, other than those conditions that by their terms are to be satisfied as of the Acceptance Time or the closing of the Merger (the “Closing”), as applicable, each of which is capable of being satisfied or waived at the Acceptance Time or the Closing, as applicable), (ii) the substantially contemporaneous consummation of the Offer at the Acceptance Time (assuming the funding of the Commitment) in accordance with the terms of the A&R Merger Agreement, and (iii) the funding of the Debt Financing (as defined below) (or the receipt of irrevocable confirmation by the debt financing sources in writing to Crown that the Debt Financing will be funded in full at the Closing) on the terms set forth in the Debt Commitment Letter (or, if alternative debt financing is being used in accordance with Section 8.3(c) of the A&R Merger Agreement such alternative debt financing on the terms set forth in the Debt Commitment Letter with respect thereto) prior to or contemporaneously with such funding by the Guarantors (the “Equity Financing”).”

(k)

the information set forth in the fourth, fifth and sixth paragraphs in Section 9 — “Source and Amount of Funds” on page 26 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“This summary is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(12) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee. On January 17, 2025, the Guarantors and Revance entered into a second amended and restated limited guarantee (which amends, restates and supersedes the amended and restated limited guarantee entered into on December 7, 2024 by Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP and solely for the purposes of Section 10 thereof, Hildred Equity Partners II, LP, Hildred Equity Associates II, LP, Hildred Equity Partners II-FR, LP and Hildred Equity Partners II-A, LP, and Revance) (the “Limited Guarantee”), in favor of Revance in respect of Crown’s obligation to pay (i) the Parent Termination Fee (as defined below) pursuant to the terms of Section 10.3(c) of the A&R Merger Agreement, (ii) if applicable, the Default Payment if due and payable pursuant to the terms of Section 10.3(e) of the A&R Merger Agreement, and (iii) any Reimbursement Obligation to the extent due and payable by Crown pursuant to the terms of Section 8.4(e) and (f) of the A&R Merger Agreement, which shall not exceed $1,000,000 (collectively, items (i)-(iii), the “Guaranteed Obligations”).

The obligations of the Guarantors under the Limited Guarantee are subject to an aggregate cap equal to $23,935,732.99 (the “Cap”) and do not contain any other material conditions.”

(l)

the information set forth in the eighth paragraph in Section 9 — “Source and Amount of Funds” immediately preceding the subheading “Debt Financings” on page 27 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“This summary is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(13) to the Schedule TO and which is incorporated herein by reference.”

(m)

the information set forth in the seventy-fifth paragraph in Section 10—“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” on page 34 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Also on November 25, 2024, Kirkland provided to Skadden the initial drafts of an amended and restated equity commitment letter and an amended and restated limited guarantee. Between November 25, 2024 and December 7, 2024, representatives of Skadden and Kirkland exchanged revised drafts of such amended and restated equity commitment letter and amended and restated limited guarantee.”

(n)	the following text is added at the end of Section 10—“Background of the Offer; Past Contacts or Negotiations with Revance—Background of the Offer” of the Offer to Purchase as new paragraphs:

“On January 17, 2025, the Revance Board convened and later informed Crown that, after consultation with representatives of Skadden and Centerview, the Revance Board had unanimously approved the Crown Proposal to enter Amendment No. 2 to the A&R Merger Agreement (the “Second Amendment to the A&R Merger Agreement”) to provide for an offer price of $3.65.

Also on January 17, 2025, Revance, Merger Sub and Crown executed the Second Amendment to the A&R Merger Agreement. The Equity Commitment Letter and Limited Guarantee were also executed and delivered by the parties.

On January 21, 2025, the Revance and Crown issued a joint press release announcing the signing of the Second Amendment to the A&R Merger Agreement which increased the offer price of the tender offer by Merger Sub to purchase the outstanding Shares of Revance.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(N)*	Joint Press Release, issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc. on January 21, 2025

(d)(11)*	Second Amendment to the Amended and Restated Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc., dated as of January 17, 2025

(d)(12)*	Second Amended and Restated Equity Commitment Letter, dated January 17, 2025, by and among Crown Laboratories, Inc., Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP and Hildred Equity Capital Partners III-B, LP

(d)(13)*	Second Amended and Restated Limited Guarantee, dated January 17, 2025, by and among Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP and Hildred Equity Partners III-B, LP and Revance Therapeutics, Inc.
107*	Filing Fee Table

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2025	REBA MERGER SUB, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN HOLDINGS INTERCO LLC

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES HOLDINGS, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer